April 1, 2025

Vinay Shah
Chief Financial Officer
Adial Pharmaceuticals, Inc.
4870 Sadler Road, Ste 300
Glen Allen, VA 23060

       Re: Adial Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 27, 2025
           CIK No. 0001513525
Dear Vinay Shah:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Leslie Marlow, Esq.